EXHIBIT 11

THE ST. PAUL COMPANIES, INC. AND SUBSIDIARIES

Computation of Earnings Per Common Share

(In millions, except per share amounts)

	Twelve Months Ended December 31,
	2003	2002	2001
EARNINGS:
Basic:
Net income (loss), as reported	$661	$218	$(1,088)
Preferred stock dividends, net of taxes	(8)	(9)	(9)
Premium on preferred shares redeemed	(7)	(7)	(8)

Net income (loss) available to common shareholders	646	$202	$(1,105)

Diluted:
Net income (loss) available to common shareholders	$646	$202	$(1,105)
Dilutive effect of affiliates	(4)	(3)	—
Effect of dilutive securities:
Convertible preferred stock	7	7	—
Zero coupon convertible notes	3	3	—

Net income (loss) available to common shareholders	$652	$209	$(1,105)

COMMON SHARES
Basic:
Weighted average shares outstanding	228	216	212

Diluted:
Weighted average shares outstanding	228	216	212
Effect of dilutive securities:
Stock options	1	2	—
Convertible preferred stock	6	6	—
Zero coupon convertible notes	2	2	—
Equity unit stock purchase contracts	3	1	—

Weighted average, as adjusted	240	227	212

EARNINGS (LOSS) PER COMMON SHARE:

Basic	2.84	0.94	(5.22)

Diluted	2.72	0.92	(5.22)

The assumed conversion of preferred stock and zero coupon notes are each anti-dilutive to our net loss per share for the year ended Dec. 31, 2001, and therefore are not included in our earnings per share calculation.